SEC FILE NO. 70-9599




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, INC.


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                                          :
      In the matter of                    :
      GPU, INC.                           :     Certificate Pursuant
                                          :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
                                          :
      SEC File No. 70-9599                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-9599 have been carried out in accordance with the Commission's Order dated April 14, 2000, as follows:


1.  Financial Statements
    --------------------

      A copy of the unaudited consolidated financial statements of MYR Group Inc. (MYR) (including a consolidated balance sheet and statement of income) as of and for the twelve months ended June 30, 2000 (the Statement of Income contained herein covers the period from April 26, 2000, the date on which MYR became a wholly-owned subsidiary of GPU, through June 30, 2000) is attached as Exhibit A.


2.  Schedule of Segment Revenue
    ---------------------------

      A schedule setting forth the segment revenue for the quarter ended June 30, 2000 (the Schedule of Segment Revenue contained herein covers the period from April 26, 2000, the date on which MYR became a wholly-owned subsidiary of GPU, through June 30, 2000) for each of MYR's business segments (Exhibit B) is being filed separately pursuant to a request for confidential treatment under Rule 104(b) of the Act.


3.  Narrative Description of Principal Business Activities
    ------------------------------------------------------

Transmission and Distribution (T&D) Services:
--------------------------------------------

      During the quarter ended June 30, 2000, MYR performed significant T&D services for its customers. T&D generated approximately 48% of MYR's total revenue for that period, for which a significant portion of the work was performed for utility companies in Texas, Tennessee and California. Several major substation projects nearing completion generated additional revenue for MYR as well as did the newly acquired (May 2000) Great Southwest Construction
(GSW), based in Castle Rock, Colorado. GSW is a non-union utility infrastructure contractor that competes primarily in the western United States.

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Telecommunication Services
--------------------------

      There were no significant business activities to report for the quarter ended June 30, 2000.

Traffic Signalization Services
------------------------------

      There were no significant business activities to report for the quarter ended June 30, 2000.

Commercial and Industrial (C&I) Services:
----------------------------------------

      During the quarter ended June 30, 2000, MYR performed significant C&I services for its customers. C&I generated approximately 39% of MYR's total revenue for that period. The completion of the mechanical and electrical work associated with a combined cycle power plant in Rhode Island contributed largely to MYR's C&I revenue. Additional projects which added to C&I revenue were services performed for Nevada casinos, and a runway lighting project nearing completion for an airport in Colorado. In May 2000, MYRpower was formed to focus on serving clients in the power generation business. During the reporting period, MYRpower began work on a large combined cycle merchant plant in Connecticut.


4.  Services Provided to Associated Companies
    -----------------------------------------

      During the quarter ended June 30, 2000, services provided to the GPU Companies consisted of (i) Harlan Electric, an MYR subsidiary, performing various distribution projects in New Jersey for Jersey Central Power & Light Company, and (ii) Harlan Electric laying ADSS and underground cable in Pennsylvania for Metropolitan Edison Company and GPU Telcom Services, Inc. The total amount billed to the GPU Companies for performing such services was $1.4 million during the period.

      Also during the quarter ended June 30, 2000, GPU, Inc. provided $18.3 million of funding to MYR, of which $6 million was used in connection with MYR's acquisition of GSW.

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                                    SIGNATURE



      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                  GPU, Inc.



                                  By:/s/  T. G. Howson
                                          -------------------------
                                  T. G. Howson
                                  Vice President and Treasurer



Date: September 15, 2000

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